Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

August 15, 2017

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 353 to the Trust’s Registration Statement on Form N-1A, filed on June 16, 2017

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on July 31, 2017 (the “Comments”), relating to Post-Effective Amendment No. 353 to the Trust’s Registration Statement on Form N-1A filed on June 16, 2017 regarding the Epsilon Sector-Balanced Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

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Please confirm that all missing or bracketed info will be included in the subsequent filing.

Response #2

The Registrant confirms that any missing or bracketed disclosure will be finalized in the Fund’s next post-effective amendment.

Comment #3

Please note that the Staff may have further comments depending on the Registrant’s responses.

Response #3

The Registrant acknowledges the Staff’s Comment.

Comment #4

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #4

The Registrant acknowledges the Staff’s Comment.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #5

The Staff reminds the Registrant that the expense limitation agreement must last at least one year from the effective date of the Fund.

Response #5

The Registrant confirms that the expense limitation agreement will last at least one year from the effective date of the Fund.

Comment #6

The Staff notes that in Footnote 2 to the Fee Table, the disclosure provides that “The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling

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three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.” Please revise the sentence. Recoupment is limited generally to three years from the date of the such amount initially waived or reimbursed and the Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both 1) the expense cap in place at the time such amounts were waived and 2) the Fund’s current expense cap.

Response #6

The Registrant confirms that the reimbursement under the expense limitation agreement will be recoverable for only three years from date waived or reimbursed and will not go beyond three years. Additionally, the Registrant has clarified the language of Footnote 4, as follows:

The Adviser is permitted to receive reimbursement from the Fund for fees it waived and Fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. ~~of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.~~

Additionally, the Registrant has updated the language in the Statutory Section of the Prospectus and the SAI to be consistent with this change.

Summary Section – Portfolio Turnover

Comment #7

The Staff notes that in the last sentence of this section the disclosure states, “Because the Fund was not operational during the most recent fiscal year, the Fund’s portfolio turnover rate will not be provided at this time.” Please clarify that the Fund is a new series of the Trust rather than saying it was not operational during the most recent fiscal year.

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Response #7

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

Because the Fund is newly organized, portfolio turnover information is not yet available.

Summary Section – Principal Investment Strategies

Comment #8

In the first paragraph of the Summary Section—Principal Investment Strategies please explain how the Fund implements a sector-balanced strategy as implied by the Fund’s name.

Response #8

In response to the Staff’s Comment, the Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund pursues its objective by investing primarily in equity securities of large capitalization companies based in the United States. The Adviser currently defines large capitalization companies as those with market capitalizations at the time of purchase of $10 billion or greater. As described below, the Fund seeks to invest in stocks approximate to the sector weightings across the S&P 500 Index. While the Fund utilizes publically available hedge fund holdings data in constructing the portfolio, the Fund itself is not a hedge fund and does not invest in hedge funds.

Comment #9

In the first paragraph of the Summary Section—Principal Investment Strategies please move the last sentence of the section stating, “The Fund is not a hedge fund and does not invest in hedge funds,” to the first paragraph of the section to clarify that the Fund does not invest in hedge funds as a part of its investment strategy.

Response #9

The Registrant has made the requested change. Please see the response to Comment #8 above.

Comment #10

In the second paragraph of the Summary Section—Principal Investment Strategies, in general in this paragraph please state that the Fund’s Adviser is unaffiliated

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with the universe of hedge fund managers. And please clarify what is meant by a behavioral analysis of each manager.

Response #10

In response to the Staff’s Comment, the Registrant has revised the disclosure as follows:

In selecting securities for the Fund, the Adviser utilizes a rules-based approach that seeks to harness the collective stock-picking talent of the universe of hedge fund managers through a behavioral analysis of each manager. Behavioral analysis entails analysis of underlying portfolio holdings, risk factors, concentration statistics, position sizing, and turnover characteristics of hedge fund managers within this universe, based upon assumptions made from ~~This is done by~~ analyzing ~~their~~ each hedge fund manager’s Form 13F filings with the Securities and Exchange Commission (“SEC”). Form 13F filings are provided quarterly and typically are publically available 45 days following each calendar quarter end. Form 13F filings provide position-level disclosure of all institutional investment managers with more than $100 million in assets under management with relevant long U.S. holdings. The Fund’s Adviser is unaffiliated with any of the hedge fund managers within the universe that it analyzes.

Comment #11

In the second paragraph of the Summary Section—Principal Investment Strategies, please briefly describe what information is provided in a Form 13F filing (i.e. Institutional investor holdings of certain securities.)

Response #11

The Registrant has made the requested change. Please see the response to Comment #10 above.

Comment #12

In the third paragraph of the Summary Section—Principal Investment Strategies, please clarify that while the Adviser uses ADV filings, that they only include raw data which the Adviser uses for its own analysis.

Response #12

In response to the Staff’s Comment, the Registrant has added the following disclosure:

Hedge fund managers are classified based upon their Form ADV filings with the SEC and at the discretion of the Adviser’s classification schema. While the

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Adviser uses ADV filings, such filings only include raw data which the Adviser uses for its own analysis. Each manager is analyzed for characteristics such as risk, attribution, strategy, and portfolio composition based on holdings information provided in Form 13F filings. Each of these characteristics are inputs used by the Adviser’s proprietary analytical model in selecting individual stocks for the Fund’s portfolio.

Comment #13

In the third paragraph of the Summary Section—Principal Investment Strategies, please clarify how the “characteristics” are used to make stock selections.

Response #13

The Registrant has clarified the disclosure in response to the Staff’s Comment. Please see the response to Comment #12 above.

Comment #14

In the fourth paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, the “Adviser will select securities based upon a proprietary algorithmic ranking of all securities across the large-cap domestic equity universe, and constraint optimized based upon the portfolio’s risk objectives.” Please in plain English explain what constraint optimized means.

Response #14

In response to the Staff’s Comment, the Registrant has revised the disclosure in the fourth paragraph as follows:

These analytical inputs serve as the basis for ranking securities. The Adviser will select securities based upon a proprietary algorithmic ranking of all securities across the large-cap domestic equity universe~~, and constraint optimized based upon the portfolio’s risk objectives, which should broadly align with those of large cap domestic equity benchmarks~~. This ranking looks at the aforementioned behavioral characteristics of hedge fund managers and assigns a score to each security held by each hedge fund manager. This process provides the Adviser with a methodology for ranking the universe of securities held by hedge fund managers, as ascertained through their 13F filings. Once the ranking is complete, portfolio construction rules, such as sector-weighting, market capitalization, concentration, and risk characteristics, are applied to the universe of ranked securities to create a portfolio meeting the Fund’s objectives. The Adviser expects to rebalance the Fund’s portfolio quarterly following the Form 13F filing timeline. The Adviser may also trade positions intra-quarter due to merger/acquisitions of underlying securities or in certain circumstance where the Adviser deems it

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prudent and consistent with the Fund’s objectives. The Adviser expects the Fund’s portfolio typically to have around 50 equity positions.

Comment #15

In the fifth paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, “The Fund primarily invests in common stocks, but could invest in American Depository Receipts (“ADRs”) or preferred stock. Please clarify if the Fund will only invest in US common stocks and ADRs. Further, please explain how this statement relates to sector-balance. For example, please explain how the Fund will allocate assets between the 11 sector groupings described later in the paragraph.

Response #15

The Registrant confirms that it will principally invest in common stock, ADRs and preferred stock as disclosed in the fifth paragraph. Further, in response to the Staff’s Comment, the Registrant has revised the disclosure in the fifth paragraph as follows:

The Fund primarily invests in U.S. common stocks, but could may also invest in American Depository Receipts (“ADRs”) or preferred stock. Common stocks, preferred stocks and ADRs are selected based upon the Fund’s stated objective to approximate the Global Industry Classification Standard (“GICS”) sector weightings of large-cap domestic equity securities represented in the Fund’s benchmark, the S&P 500 Index. ~~The Fund’s targeted industry exposures seek to match the sectors in the S&P 500 which are based on the Global Industry Classification Standard (“~~GICS~~”)~~ is an industry taxonomy developed by Standard & Poor’s together with Morgan Stanley Capital International. As of the date of this Prospectus, the S&P 500 Index has 11 sector groupings. Therefore, under normal circumstances, the Fund typically holds 5 securities, equal-weighted, in each of the 8 major GICS sectors (Consumer, Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials), while 10 securities are appropriated across the three minor GICS sectors (Real Estate, Telecommunications, Utilities).

Comment #16

In the sixth paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, “The Fund may utilize derivatives, such as swaps, as means of gaining exposure to securities in a more operationally efficient manner, exposing the Fund to the risks of investing in derivatives generally.” Please describe the nature of the swaps that the Fund intends to use, for example total return swaps or credit default swaps and how the Fund intends to the use the swaps, for example use them for hedging purposes.

Response #16

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The Registrant confirms to the Staff that it generally intends only to invest in total-return equity swaps for the purpose of gaining exposure to the returns of certain instruments in a tax efficient manner. Accordingly, in response to the Staff’s Comment, the Registrant has revised the sixth paragraph as follows:

The Fund may invest in master limited partnerships (“MLPs”), limited partnerships and limited liability companies. Additionally, the Fund may utilize derivatives, such as total-return swaps, as means of gaining exposure to these securities in a more ~~operationally~~ tax efficient manner~~, exposing the Fund to the risks of investing in derivatives generally. The Fund may gain exposure to master limited partnerships (“MLPs”) through swaps, exposing the Fund to certain risks associated with investing in MLPs~~.

Comment #17

In the sixth paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, “The Fund may gain exposure to master limited partnerships (“MLPs”) through swaps, exposing the Fund to certain risks associated with investing in MLPs.” Please delete the references to “certain risks associated with investing in MLPs” since the discussion of risks should be separate.

Response #17

The Registrant has made the requested change.

Comment #18

In the sixth paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, “The Fund may gain exposure to master limited partnerships (“MLPs”) through swaps, exposing the Fund to certain risks associated with investing in MLPs.” Since the disclosure discusses MLPs, please confirm supplementally that the Fund will manage its investment in MLPs in a manner that will allow it to retain its RIC status under subchapter M of the Internal Revenue Code.

Response #18

The Registrant confirms to the Staff that the Fund will manage its investment in MLPs in a manner that will allow it to retain its RIC status under subchapter M of the Internal Revenue Code.

Comment #19

In the sixth paragraph of the Summary Section—Principal Investment Strategies, the disclosure states, “The Fund may gain exposure to master limited partnerships (“MLPs”) through swaps, exposing the Fund to certain risks associated with investing in

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MLPs.” Please clarify if the Fund will invest directly in MLPs and explain what types of swaps would expose the Fund to MLPs.

Response #19

The Registrant confirms to the Staff that the Fund may invest directly in MLPs or gain exposure to MLPs indirectly through total-return equity swaps. Please see the response to Comment #16 above.

Summary Section – Principal Investment Risks

Comment #20

With respect to Cyber Security Risk, please consider moving this risk factor out of the principal risks section unless the principal investment strategy of the Fund somehow increases cyber security risk.

Response #20

The Registrant has removed Cyber Security Risk from the Summary Section –Principal Investment Risks in response to the Staff’s Comment.

Comment #21

With respect to Derivatives Risk, supplementally, please confirm whether swap transactions are the only derivative instruments that the Fund may invest in principally. And if the Fund may invest in other derivative instruments principally, please identify these instruments and how the Fund intends to use them in the discussion of principal investment strategies.

Please tailor the discussion of derivatives risk to those risks that effect any identified derivative instrument. To the extent that you aggregate all relevant risk, please revise the paragraph to identify each risk in bullet form.

Response #21

The Registrant confirms to the Staff the total-return equity swaps are the only derivative instrument that the Fund may invest in principally. Please see the response to Comment #16 above.

Further, the Registrant has revised the Derivatives Risk disclosure in response to the Staff’s Comment in both the Summary and Statutory Sections of the Prospectus and has replaced Swap Agreement Risk with Total Return Swap Risk as provided below:

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Summary

• Derivatives Risk. Derivative instruments (such ~~as those in which the Fund may invest, including~~ total-return swaps ~~transactions~~) are subject to changes in the value of the underlying assets or indices on which such instruments are based. The Fund’s investments in derivatives may not perform as anticipated, may not be able to be closed out at a favorable time or price, or may increase the Fund’s volatility. Even a small investment in derivatives may give rise to leverage risk and can have a significant impact on the Fund’s exposure to securities markets values or interest rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. The use of derivatives for other than hedging purposes may be considered a speculative activity, and involves greater risks than are involved in hedging. The use of derivatives may cause the Fund to incur losses greater than those that would have occurred had derivatives not been used. ~~The Fund’s use of derivatives involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate as expected with changes in the value of relevant assets, rates or indices, liquidity risk, allocation risk and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price. The Fund’s derivative counterparties may experience financial difficulties or otherwise be unwilling or unable to honor their obligations, possibly resulting in losses to the Fund.~~ In addition, derivative instruments are subject to counter party risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations.

• Total Return Swap Risk.  Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Total return swap agreements may effectively add leverage to the Fund’s portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap. The primary risks associated with total return swaps are credit risk (if the counterparty fails to meet its obligations) and market risk (if there is no liquid market for the agreement or unfavorable changes occur to the underlying asset).

Statutory

Derivatives Risk. Derivative instruments (such as ~~those in which the Fund may invest, including swap transactions~~ total-return swaps) are subject to changes in the value of the underlying assets or indices on which such instruments are based. A derivative contract will obligate or entitle the Fund to deliver or receive an asset

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or cash payment that is based on the change in value of one or more securities or indices. Even a small investment in derivative contracts can have a big impact on the Fund’s stock market exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when stock prices are changing. The Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the Fund’s holdings. The other parties to certain derivative contracts present default risk in that the counterparty may default on its payment obligations or become insolvent (this risk is greater for swaps). Derivatives can also make the Fund less liquid and harder to value, especially in declining markets.

Total Return Swap Risk.  A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities, or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Total return swap agreements may effectively add leverage to the Fund’s portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap. The primary risks associated with total return swaps are credit risk (if the counterparty fails to meet its obligations) and market risk (if there is no liquid market for the agreement or unfavorable changes occur to the underlying asset).

Comment #22

With respect to Derivatives Risk, the disclosure states:

The Fund’s use of derivatives involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate as expected with changes in the value of relevant assets, rates or indices, liquidity risk, allocation risk and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price. The Fund’s derivative counterparties may experience financial difficulties or otherwise be unwilling or unable to honor their obligations, possibly resulting in losses to the Fund.

This section tends to repeat risks and misses others. Please review and revise accordingly.

Response #22

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The Registrant has clarified the disclosure in response to the Staff’s Comment. Please see the response to Comment #21 above.

Comment #23

With respect to Equity Risk the disclosure provides, “Common and preferred stocks represent equity ownership in a company.” The Staff notes that while common and preferred stocks both represent equity ownership, they have different characteristics that represent different risk. Please revise.

Response #23

The Registrant has replaced the disclosure under Equity Risk as follows in response to the Staff’s Comment in both the Summary and Statutory Sections:

Summary

Equity Risk. Equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value due to general stock market fluctuations, increases in production costs, decisions by management or related factors.

•	Common Stocks. Common Stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. Common stock is generally subject to greater risk than preferred stocks and debt obligations because holders of common stock generally have inferior rights to receive payments from issuers in comparison with the rights of the holders of other securities, bondholders and other creditors.
•	Preferred Stock. Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

Statutory

Equity Risk.  The risks that could affect the value of the Fund’s shares and the total return on your investment include the possibility that the equity securities held by the Fund will experience sudden, unpredictable drops in value or long periods of decline in value.  Equity securities may also lose value because of factors affecting an entire industry or sector, such as increases in production costs, or factors directly related to a specific company, such as decisions made by its management.

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•	Common Stocks. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic and banking crises. If you held common stock of any given issuer, you would generally be exposed to greater risk than if you held preferred stocks and debt obligations of the issuer because holders of common stock generally have inferior rights to receive payments from issuers in comparison with the rights of the holders of other securities, bondholders and other creditors of such issuers.
•	Preferred Stocks. A preferred stock is a blend of the characteristics of a bond and common stock. It can offer the higher yield of a bond and has priority over common stock in equity ownership, but does not have the seniority of a bond and, unlike common stock, its participation in the issuer’s growth may be limited. Preferred stock has preference over common stock in the receipt of dividends and in any residual assets after payment to creditors should the issuer be dissolved. Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it can be changed or omitted by the issuer. Because preferred stocks represent an equity ownership interest in an issuer, their value will usually react more strongly than bonds and other debt instruments to actual or perceived changes in an issuer's financial condition or prospects or to fluctuations in the equity markets.

Comment #24

With respect to Form Filings and Public Data Risk, please consider renaming the risk, because the risk that is described relates to the Adviser’s methodology for selecting stocks which could potentially be stale or inaccurate.

Response #24

The Registrant has revised the disclosure to be titled Reliance on Form Filings and Public Data Risk in response to the Staff’s Comment.

Comment #25

With respect to General Risk, please rename this risk which seems to combine a number of market risks and to the extent that several risks are briefly identified, please consider separating these risks out.

Response #25

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The Registrant has revised the disclosure to be titled Market Risk in response to the Staff’s Comment.

Comment #26

With respect to Issuer Risk, it is unclear how the risk that is being described is different from Equity Risk, please review and revise as necessary.

Response #26

The Registrant has removed Issuer Risk in response to the Staff’s Comment.

Comment #27

With respect to Master Limited Partnership (MLP) Risk, the Staff notes that the Fund does not invest directly in MLPs, please clarify. If the Fund does invest in MLPs, the Staff notes additional disclosures that will need to added, including current income expense and deferred income expense lines in the fee table. Further, in the risk factors section there would need to be a discussion of risks associated with investing in the energy sector. Additionally, in the tax risks disclosures there would need to be disclosure stating the following: 1) if the Fund retains an investment until its basis is reduced to 0, subsequent distribution will be taxable to the Fund at ordinary income rates, 2) shareholders may receive a corrected 1099, and 3) if a Fund does invest in an equity MLP it needs to confirm if that includes general partner interest.

Response #27

The Registrant confirms that the Fund may invest directly in MLPs and has revised the risk disclosure in both the Summary and Statutory Sections of the Prospectus as follows to clarify:

Summary

• Master Limited Partnership (“MLP”) Risk. The Fund may invest directly in MLPs or gain exposure to MLPs through swaps, exposing the Fund to certain risks associated with investing in MLPs. Investments in common units of MLPs involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote. An investment in an MLP also exposes the Fund to certain tax risks associated with investing in partnerships. MLPs may have limited financial resources, and they may be subject to more erratic price movements because of the underlying assets they hold.

Statutory

Master Limited Partnership (“MLP”) Risk. The Fund may gain exposure to MLPs through swaps, exposing the Fund to certain risks associated with investing

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in MLPs. An investment in units of an MLP involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP common units have the rights typically afforded to limited partners in limited partnerships. Accordingly, holders of common units will have limited control and limited voting rights on matters affecting the partnership. Holders of common units may also be subject to potential conflicts of interest with the MLP’s general partner, including those arising from incentive distribution payments.

In addition, there are certain tax risks associated with investments in MLPs. The benefit derived from an investment in an MLP is largely dependent on the MLP being treated as a partnership for federal income tax purposes. A change to current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for federal income tax purposes. If an MLP were treated as a corporation, the MLP would be required to pay federal income tax on its taxable income. This would reduce the amount of cash available for distribution by the MLP, which could result in a reduction of the value of an investment in the MLP and lower income generated by the MLP.

The Fund’s investment in MLPs also subjects the Fund to the risks associated with the specific industry or industries in which the MLPs invest. MLPs are generally considered interest-rate sensitive investments, and during periods of interest rate volatility, may not provide attractive returns.

Further, the Registrant has added the following disclosure to the Fund’s SAI under the sub-heading “Master Limited Partnerships (“MLPs”) in response to the Staff’s Comment:

Because the MLP itself generally does not pay federal income tax, its income or loss is allocated to its investors, irrespective of whether the investors receive any cash payment or other distributions from the MLP. An MLP typically makes quarterly cash distributions. Although they resemble corporate dividends, MLP distributions are treated differently for tax purposes. The MLP distribution is treated as a return of capital to the extent of the investor’s basis in his MLP interest and, to the extent the distribution exceeds the investor’s basis in the MLP, generally as capital gain. The investor’s original basis is the price paid for the units. The basis is adjusted downwards with each distribution and allocation of deductions (such as depreciation) and losses, and upwards with each allocation of taxable income and gain. If the Fund will keep MLP investments until the basis is zero, subsequent distributions will be taxable to the Fund at ordinary income rates and shareholders may receive a corrected 1099.

The partner will not incur federal income tax on distributions until: (1) he sells his MLP units and pays tax on his gain, which gain is increased due to the basis decrease due to prior distributions; or (2) his basis reaches zero. When the units

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are sold, the difference between the sales price and the investor’s adjusted basis is gain or loss for federal income tax purposes.

Comment #28

Non-Diversification Risk is the first time you mention that the Fund is not diversified, please add that disclosure to the Fund’s principal investment strategy. Further, with respect to the Fund’s non-diversification, please clarify if this means that the Fund will hold equity securities in only a few issuers in many different sectors.

Response #28

The Registrant has added the following disclosure indicating that the Fund is non-diversified to the Fund’s Principal Investment Strategies sections in response to the Staff’s Comment:

The Adviser expects the Fund’s portfolio typically to have around 50 equity positions. The Fund, however, is non-diversified as the Fund seeks to approximate the sector weightings across the S&P 500 Index and generally limits its positions to five stocks per sector.

Comment #29

With respect to Portfolio Turnover Risk, if this is a principal risk of investment in the Fund, please identify the corresponding principal investment strategy in the previous section.

Response #29

The Registrant has added disclosure to principal investment strategies sections indicating that the Fund will be actively managed.

Comment #30

With respect to Swap Agreement Risk, the risk indicates that the Fund may invest in non-exchange traded derivatives, if so, this needs to be made clear in the strategies section and highlighted in discussing liquidity and counterparty risk in the derivatives risk section.

Response #30

The Registrant has replaced Swap Agreement Risk with Total Return Swap Risk. Please see the response to Comment #21 above.

Summary Section – Performance

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Comment #31

The Staff notes that the current website requires authentication (name/password), please explain to the Staff when the website will be available to the public.

Response #31

The Registrant confirms to the Staff that the Fund’s website is publically available on or about the time the Fund commences operations.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings - Principal Investment Risks

Comment #32

Please conform this section to the Comments given in the Summary Section. And since Item 9 requires expanded disclosures in the Statutory Section, please expand upon the derivatives disclosure to provide more detail regarding the types of derivatives, the circumstances under which you will use them, and the types of positions you anticipate taking.

Response #32

The Registrant confirms to the Staff that it has made all corresponding changes from the Summary Section to the Statutory Section.

Further, in response to the Staff’s Comment, the Registrant has revised following disclosure regarding derivatives in the Fund’s principal investment strategies in the Statutory Section:

The Fund may invest in master limited partnerships (“MLPs”), limited partnerships and limited liability companies. An MLP is an entity, most commonly, a limited partnership, that is taxed as a partnership, publicly traded and listed on a national securities exchange. Additionally, the Fund may utilize ~~derivatives, such as swaps,~~ total-return swaps as means of gaining exposure to these securities in a more ~~operationally~~ tax efficient manner.~~, exposing the Fund to the risks of investing in derivatives generally.~~ A total-return swap agreement provides the Fund with a return based on the performance of an underlying asset, in exchange for fee payments to a counterparty based on a specific rate. ~~The Fund may gain exposure to master limited partnerships (“MLPs”) through swaps, exposing the Fund to certain risks associated with investing in MLPs.~~

Comment #33

Under the sub-heading “Principal Investment Strategies,” in the fourth paragraph the disclosure states, “key behavioral metrics which uniquely determine.” Rather than

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state this as fact, please consider revising to note that this is either what the Registrant believes or what research has indicated to be the case. And please clarify what is meant by uniquely determined.

Response #33

In response to the Staff’s Comment, the Registrant has made the following change:

By combining the stock selection alpha and key behavioral metrics that the Adviser believes ~~which uniquely~~ determines the strength and consistency ~~persistence~~ of each hedge fund manager’s skill,

Comment #34

Under the sub-heading “Principal Investment Strategies,” in the fourth paragraph the disclosure states, “the Adviser seeks to individually rank the universe of publically traded equities by the combined strength of the shareholder base.” Please explain what is meant by the phrase, “combined strength of the shareholder base.” The Staff notes that the disclosure suggests that the strength of the shareholder base is measured by whether an unaffiliated hedge fund adviser holds a security.

Response #34

In response to the Staff’s Comment, the Registrant has made the following changes:

. . . the Adviser seeks to individually rank the universe of publically traded equities by the combined strength of the shareholder base which is determined by analyzing and ranking the behavioral characteristics of the hedge fund managers which own the security reviewed using the Adviser’s proprietary algorithmic approach.

Comment #35

Under the sub-heading “Principal Risks of Investing in the Fund,” Much of this disclosure repeats the Item 4 Summary disclosure verbatim, please revise since Item 9 disclosure should not merely duplicate Item 4 disclosure. See the IM Guidance Update No. 2014-08.

Response #35

In response to the Staff’s Comment, the Registrant has revised the Item 9 disclosures so that it is not duplicative of the Item 4 disclosures.

Management of the Fund—The Adviser

U.S. Securities and Exchange Commission August 15, 2017 Page 19

Comment #36

With respect to the disclosure regarding the fee waiver and reimbursement, please make conforming changes from the fee table.

Response #36

The Registrant has made the requested change.

Shareholder Information—More About Class T Shares

Comment #37

Under the sub-heading, “Waiving Your Class T Sales Charge,” in bullets 4, 5 and 7 in each of these there is reference to agreements, please identify the parties to the agreement, please see IM Guidance Update No. 2016-06.

Response #37

In response to the Staff’s Comment, the Registrant notes that these bullets represent categories of intermediaries and, as the Fund is new, no such agreements have been entered into at this time.

Shareholder Information—How to Redeem Shares

Comment #38

Under the sub-heading “Redemptions In-Kind,” please state that the shareholder will bear market risk until the securities are converted to cash.

Response #38

In response to the Staff’s Comment, the Registrant has added the following to the last sentence in that section:

A shareholder may incur transaction expenses in converting these securities to cash and the shareholder will bear market risk until the securities are converted to cash.

Statement of Additional Information

Statement of Additional Information— Investment Policies, Strategies and Associated Risks

Comment #39

U.S. Securities and Exchange Commission August 15, 2017 Page 20

Under the sub-heading “Risks Associated With Recent Economic Events,” please review and revise with respect to current events.

Response #39

In response to the Staff’s Comment, the Registrant has revised the disclosure as follows:

Risks Associated With Recent Economic Events

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) significantly revises and expands the rulemaking, supervisory and enforcement authority of federal bank, securities and commodities regulators. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund or if the Dodd-Frank Act or parts of it will be repealed. Possible regulatory actions taken under these revised and expanded powers may include actions related to financial consumer protection, proprietary trading and derivatives. There is a risk that new and additional government regulation authorized by the Dodd-Frank Act could result in higher Fund costs and expenses. ~~Legislators and regulators in the United States are currently considering a wide range of proposals in addition to the Dodd-Frank Act that, if enacted, could result in major changes to the way banking operations are regulated.~~ In addition, the ~~recent~~ European debt crisis, ~~and~~ related financial restructuring efforts and movements such as Brexit have contributed to the instability in global credit markets. ~~The strength and duration of any economic recovery will be impacted by the European debt crisis and the reaction to any efforts to address the crisis.~~

Comment #40

Under the sub-heading “Government Intervention In Financial Markets Risk,” please review and update the disclosure as necessary and identify what kind of recent instability you are referring to.

Response #40

In response to the Staff’s Comment, the Registrant has removed the disclosure under the sub-heading “Government Intervention In Financial Markets Risk.”

Comment #41

Under the sub-heading “Options, Futures and Other Derivative Strategies,” please state whether the Adviser is registered as CPO with the CFTC. Will any

U.S. Securities and Exchange Commission August 15, 2017 Page 21

investments in financial instruments be managed in a manner to avoid registering as a CPO? Please confirm supplementally.

Response #41

The Registrant confirms to the Staff that it is not registered as CPO with the CFTC and that all investments in financial instruments will be managed in a manner to avoid registering as a CPO.

Comment #42

Under the sub-heading “Risk of Potential Government Regulation of Derivatives,” please review and update the disclosure as necessary.

Response #42

While the Registrant appreciates the Staff’s Comment, the Registrant believes that the current disclosure under the sub-heading “Risk of Potential Government Regulation of Derivatives” is appropriate.

Statement of Additional Information— Fundamental Investment Limitations

Comment #43

With respect to the Fund’s concentration policy, please note that the Fund may not ignore derivative transactions when complying with its concentration policy, please confirm to the Staff the Fund will include derivatives in determining compliance with its concentration policy.

Response #43

The Registrant confirms to the Staff that the Fund will include derivatives in determining compliance with its concentration policy.

Statement of Additional Information— Management of the Fund

Comment #44

Under the sub-heading “Investment Adviser,” with respect to the disclosure regarding the Fund’s fee waiver and reimbursement, please conform the disclosure to the changes in the Fund’s Prospectus.

Response #44

The Registrant confirms to the Staff that the corresponding changes have been made from the Fund’s Prospectus.

U.S. Securities and Exchange Commission August 15, 2017 Page 22

Comment #45

Under the sub-heading “Portfolio Management Team,” with respect to the disclosure regarding James Adam Lavin please explain the significance of the “Series C venture backed analytics firm.”

Response #45

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

James Adam Lavin. James Adam Lavin is a founder of Epsilon Asset Management, LLC. Prior to Epsilon, he was at Novus Partners, where he helped grow the company to a~~from a consulting start-up to a Series C~~ venture backed analytics firm with clients representing $3 trillion of assets under management. During that time, Mr. Lavin brokered relationships with channel partners and helped grow the client base by several hundred percent. Prior to joining Novus in 2009, he was the principal and founder of Alternative Investment Management, a multi-billion dollar fund-of-hedge-funds. He has worked with several multi-billion dollar family offices throughout the years, specifically in the field of constructing hedge fund and private equity portfolios. Mr. Lavin graduated with a degree in Business Administration from Tulane University.

Statement of Additional Information— Portfolio Holdings Information

Comment #46

In the last sentence of the fifth paragraph, the disclosure states, “In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential.” Please clarify if the recipients are also subjected to a duty not to trade on the information.

Response #46

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential. The recipient is also subjected to a duty not to trade on the information.

U.S. Securities and Exchange Commission August 15, 2017 Page 23

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell